UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

RMG NETWORKS HOLDING CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74966K102

(CUSIP Number)

2012 DOOH INVESTMENTS LLC
540 W. Madison Street, Suite 2500
Chicago, Illinois 60661
Attn: Donald R. Wilson, Jr.
(312) 542-1001

Copy to:

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois  60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74966K102	13D/A	Page 2 of 14

1	NAME OF REPORTING PERSONS 2012 DOOH Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,872,381 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,872,381 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,872,381 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,339,048 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Based on 36,882,041 shares of the Issuer’s common stock outstanding as of November 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 3, 2016.

CUSIP No.	74966K102	13D/A	Page 3 of 14

1	NAME OF REPORTING PERSONS DOOH Investment Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,872,381 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,872,381 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,872,381 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,339,048 shares of the Issuer’s common stock held directly by 2012 DOOH Investments LLC and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants held directly by 2012 DOOH Investments LLC that are currently exercisable.

(2) Based on 36,882,041 shares of the Issuer’s common stock outstanding as of November 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 3, 2016.

CUSIP No.	74966K102	13D/A	Page 4 of 14

1	NAME OF REPORTING PERSONS DRW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,354,450 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,450 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%(2)
14	TYPE OF REPORTING PERSON OO

(1)   Consists of shares of common stock held by DRW Commodities, LLC.

(2)  Based on 36,882,041 shares of the Issuer’s common stock outstanding as of November 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 3, 2016.

CUSIP No.	74966K102	13D/A	Page 5 of 14

1	NAME OF REPORTING PERSONS DRW Commodities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,354,450
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,354,450
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,354,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 36,882,041 shares of the Issuer’s common stock outstanding as of November 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 3, 2016.

CUSIP No.	74966K102	13D/A	Page 6 of 14

1	NAME OF REPORTING PERSONS Donald R. Wilson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,226,831 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,226,831 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,226,831 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%(2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 3,693,498 shares of the Issuer’s common stock held directly by 2012 DOOH Investments LLC and DRW Commodities, LLC and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants held directly by 2012 DOOH Investments LLC that are currently exercisable.

(2) Based on 36,882,041 shares of the Issuer’s common stock outstanding as of November 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 3, 2016.

CUSIP No.	74966K102	13D/A	Page 7 of 14

1	NAME OF REPORTING PERSONS Children’s Trust C/U The Donald R. Wilson 2009 GRAT #1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,666,666
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,666,666
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 36,882,041 shares of the Issuer’s common stock outstanding as of November 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 3, 2016.

CUSIP No.	74966K102	13D/A	Page 8 of 14

This Amendment No. 9 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Donald R. Wilson, Jr. (“Wilson”), 2012 DOOH Investments LLC (“DOOH Investments”) and DOOH Investment Manager LLC (“DOOH Manager”) on December 26, 2012, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 14, 2013, Amendment No. 2 to the Schedule 13D filed with the SEC on February 12, 2013, Amendment No. 3 to the Schedule 13D filed with the SEC on May 22, 2013, Amendment No. 4 to the Schedule 13D filed with the SEC on September 20, 2013, Amendment No. 5 to the Schedule 13D filed with the SEC on May 5, 2014, Amendment No. 6 to the Schedule 13D filed with the SEC on July 18, 2014, Amendment No. 7 to the Schedule 13D filed with the SEC on April 1, 2015 and Amendment No. 8 to the Schedule 13D filed on May 22, 2015 by Wilson, DOOH Investments, DOOH Manager, DRW Commodities, LLC (“DRW Commodities”), DRW Holdings, LLC (“DRW Holdings”) and Children’s Trust C/U The Donald R. Wilson 2009 GRAT #1 (the “Children’s Trust), as applicable, with respect to the securities of RMG Networks Holding Corporation (the “Issuer”).  The purpose of this Amendment is to report DRW Commodities, DOOH Investments and the Children’s Trust entry into a standby purchase agreement with the Issuer in connection with the rights offering announced by the Issuer on November 30, 2016.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.        Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On November 30, 2016, the Issuer announced the commencement of a rights offering (the “Rights Offering”) in which the Issuer’s existing stockholders were granted the right to subscribe for up to an aggregate of 7,741,909 additional shares of Common Stock (the “Offered Shares”), on a pro rata basis, in accordance with their respective ownership of Common Stock as of the close of business on November 29, 2016.  The Rights Offering is more fully described in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on November 30, 2016 (the “Prospectus Supplement”).

On November 30, 2016, DRW Commodities, DOOH Investments and the Children’s Trust (sometimes referred to herein as the “Standby Purchasers” and each as a “Standby Purchaser”) and the Issuer entered into a Standby Purchase Agreement (the “Standby Agreement”).  Pursuant to the Standby Agreement, each Standby Purchaser has agreed to purchase from the Issuer, at the Subscription Price (as defined below), its pro rata portion (based upon its ownership of outstanding shares of common stock) of up to a maximum of 5,645,161 shares of Common Stock that are not subscribed for in the Rights Offering.  Specifically, if the Rights Offering is not fully subscribed for pursuant to the basic subscription privileges, each Standby Purchaser has agreed that, (A) prior to the allocation of any shares pursuant to the over-subscription privileges, it will purchase its pro rata portion of the lesser of (i) the number of shares offered in the Rights Offering but not subscribed for pursuant to the basic subscription privileges or (ii) (x) 4,645,161 shares (equaling  approximately $2.88 million divided by the per share Subscription Price set forth below), less (y) the number of shares, if any, subscribed for by the Standby Purchasers and any of their affiliates pursuant to the exercise of the basic subscription rights; and (B) if as a result of the exercise of the basic subscription rights, the foregoing purchases by the Standby Purchasers and the exercise of the over-subscription privilege by other stockholders, the gross proceeds to the Issuer would be less than approximately $4.8 million, each Standby Purchaser has agreed to buy additional shares such that Issuer receives approximately $4.8 million in gross proceeds, but in no event, will any Standby Purchaser acquire more than $3.5 million in aggregate shares of common stock in connection with the Rights Offering (including any shares acquired by the Standby Purchasers pursuant to the exercise of their basic subscription rights and any unsubscribed shares purchased by the Standby Purchasers pursuant to the Standby Purchase Agreement.  Each of DRW Commodities, DOOH Investments and the Children’s Trust has agreed to purchase 19.0487%, 10.8336% and 70.1177%, respectively (which percentages are based upon each Standby Purchaser’s ownership of outstanding common stock), of the shares of Common Stock issued pursuant to the Standby Agreement. Each Standby Purchaser may assign its rights and obligations to purchase shares pursuant to the Standby Agreement to one or more of its affiliates and/or to one or more other Standby Purchasers.

CUSIP No.	74966K102	13D/A	Page 9 of 14

The Standby Agreement provides that the “Subscription Price” per share of Common Stock will be $0.62, which is the same as the subscription price for the Offered Shares in the Rights Offering.

The obligation of each Standby Purchaser to purchase Common Stock under the Standby Agreement is subject to satisfaction or waiver of certain conditions set forth in the Standby Agreement, including: (i) the Rights Offering shall have been consummated at the Subscription Price and otherwise upon the terms set forth in the Standby Agreement and the Prospectus Supplement; (ii) to the extent such Standby Purchaser has exercised its basic subscription rights, the Issuer shall have issued to such Standby Purchaser all shares of Common Stock issuable as a result of such exercise; (iii) the Issuer shall have executed and delivered to the Standby Purchasers the registration rights agreement described below; (iv) there shall not be any event or circumstance that would reasonably be expected to have a material adverse effect on the Issuer, its business or financial condition or certain events affecting financial markets generally; and (v) other customary conditions.

The Standby Agreement may be terminated at any time prior to the closing of the transactions contemplated thereby upon the occurrence of certain events specified in the Standby Agreement, including if the Rights Offering is not completed by January 31, 2017.

No Standby Purchaser will receive any fee for providing the Standby commitment contemplated by the Standby Agreement (although the Issuer has agreed to reimburse  the Standby Purchasers for fees incurred by them in connection with the Standby Agreement and related transactions and to indemnify the Standby Purchasers for liabilities arising out of or relating to the Rights Offering, the Standby Agreement, the Prospectus Supplement (and the registration statement of which it forms a part) and certain related matters, subject to customary exceptions).  Each Standby Purchaser has agreed to a lock-up arrangement pursuant to which it agreed not to transfer or dispose of the shares of Common Stock purchased pursuant to its standby commitment, including by means of any hedging or short sale transactions, for a period of six months following the closing of the rights offering, subject to customary exceptions.

CUSIP No.	74966K102	13D/A	Page 10 of 14

Pursuant to the Standby Agreement, the Issuer agreed to enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Standby Purchasers, in form and substance reasonably acceptable to the Standby Purchasers, pursuant to which the Issuer will agree to, as soon as practicable following the closing of the transactions contemplated by the Standby Agreement, register all of the shares held by the Standby Purchasers and/or their respective affiliates, including all shares of Common Stock held by the Standby Purchasers and/or their respective Affiliates as of the date of the Standby Agreement.  Such agreement is to  provide for demand and “piggyback” registration rights, including with respect to underwritten offerings.

The summary contained herein of the Standby Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is included as Exhibits 99.23 to this Schedule 13D and is incorporated herein by reference.

Item 5.        Interest in Securities of the Issuer

Items 5(a), 5(b)and 5(c) of the Schedule 13D is hereby amended and restated as follows:

(a)           Based on information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, 36,882,041 shares of the Common Stock were outstanding as of November 3, 2016.  Based on the foregoing, (i) the 6,226,831 shares of Common Stock that Wilson may be deemed to beneficially own represent approximately 15.8% of the Common Stock outstanding; (ii) the 3,872,381 shares of Common Stock that DOOH Investments and DOOH Manager may be deemed to beneficially own represent approximately 9.8% of the Common Stock outstanding; (iii) the 2,354,450 shares of Common Stock that DRW Commodities and DRW Holdings may be deemed to beneficially own represent approximately 6.4% of the Common Stock outstanding; (iv) the 8,666,666 shares of Common Stock that the Children’s Trust may be deemed to beneficially own represent approximately 23.5% of the Common Stock outstanding and (v) the 15,179,211 shares of Common Stock that all of the Reporting Persons collectively may be deemed to beneficially own represent approximately 38.2% of the Common Stock outstanding.

 (b)      Wilson is the sole manager of DOOH Manager, which is the sole manager of DOOH Investments.  Accordingly, each of Wilson, DOOH Manager and DOOH Investments may be deemed to have sole voting and sole dispositive power with respect to the 1,339,048 shares of Common Stock held by DOOH Investments, the 533,333 shares of Common Stock issuable upon exercise of the Note Conversion Warrants held by DOOH Investments and the 2,000,000 shares of Common Stock issuable upon exercise of the Sponsor Warrants held by DOOH Investments.

In addition, Wilson is the sole manager of DRW Commodities and DRW Holdings, which owns 100% of the outstanding equity of DRW Commodities, and, as such, each of Wilson, DRW Holdings and DRW Commodities may be deemed to have sole voting and sole dispositive power with respect to the 2,354,450 shares of Common Stock held by DRW Commodities.

The Children’s Trust has sole voting and sole dispositive power with regard to the 8,666,666 shares of Common Stock beneficially owned by the Children’s Trust.

CUSIP No.	74966K102	13D/A	Page 11 of 14

(c)           Except as set forth in Item 4 of this Amendment, no Reporting Person has effected any transaction in the Common Stock during the past 60 days

Item 6.        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 of this Amendment is incorporated by reference herein.

Item 7.        Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following as Exhibits 99.22:

Exhibit 99.23 Standby Purchase Agreement, dated as of November 30, 2016, among RMG Networks Holding Corporation, a Delaware corporation (the “Company”), 2012 DOOH Investments LLC (“DOOH Investments”), DRW Commodities, LLC (“DRW Commodities”), and Children’s Trust C/U The Donald R. Wilson 2009 GRAT #1 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on November 30, 2016)

CUSIP No.	74966K102	13D/A	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 2016

2012 DOOH INVESTMENTS LLC

By: DOOH Investment Manager LLC
Its: Manager

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title:   Manager

DOOH INVESTMENT MANAGER LLC

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title:   Manager

/s/ Donald R. Wilson, Jr.
Donald R. Wilson, Jr.

DRW COMMODITIES, LLC

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title:   Manager

DRW HOLDINGS, LLC

By: /s/ Donald R. Wilson, Jr.
Name: Donald R. Wilson, Jr.
Title:   Manager

CUSIP No.	74966K102	13D/A	Page 13 of 14

CHILDREN’S TRUST C/U THE
DONALD R. WILSON 2009 GRAT #1

By: /s/ Jennifer Wilson
Name: Jennifer Wilson
Title:   Trustee

CUSIP No.	74966K102	13D/A	Page 14 of 14

Exhibit Index

Exhibit 99.23 Standby Purchase Agreement, dated November 30, 2016, among RMG Networks Holding Corporation, a Delaware corporation (the “Company”), 2012 DOOH Investments LLC (“DOOH Investments”), DRW Commodities, LLC (“DRW Commodities”), and Children’s Trust C/U The Donald R. Wilson 2009 GRAT #1 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on November 30, 2016)